Exhibit 99.1

RRSAT PROVIDING 3D DELIVERY OF FASHION TV PROGRAMMING ON
THREE SATELLITES

Re'em, Israel – February 23, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it is  providing uplink, playout and connectivity services for fashiontv H3, the 3D programming on the Fashion TV Paris High Definition channel.

Beginning February 18, 2011, for the duration of one week, fashiontv H3D began daily 3D broadcasts between 2pm and 11pm (local Paris, New York and Hong Kong time) in 10 minute programs, in order to collect feedback from viewers and operators.  As a result of the positive feedback, FTV has doubled the shows broadcast as part of the FTV HD programming played out and distributed by RRsat on its DTH platforms on the Intelsat-805 satellite over North, Central and South America, on the EUROBIRD-9A satellite to Europe, the Middle East and Africa, and on the Asiasat-5 satellite to Asia and Australia.

Michel Adam, President and CEO of Fashion TV said, "FTV is among the pioneers in delivering high quality 3D programming over DTH networks. Based on the feedback we are receiving from our viewers we expect to launch fashiontv H3D, a 24-hour 3D channel over DTH, during the summer of 2011 to a myriad of satellite, cable, IP and mobile platforms all over the world.  Fashion never looked better and we appreciate RRsat’s ability to get us launched with quality programming, meeting a very tight schedule.”

“We are proud to be responsible for the technological side of launching fashiontv H3D on RRsat’s Intelsat-805, EUROBIRD-9A and Asiasat-5 DTH platforms,” commented Ziv Mor, CTO and VP Business Development of RRsat. “Following RRsat’s delivery over terrestrial fiber of a live 3D interactive event between Tel Aviv and London together with BT, and our subsequent real-time delivery by satellite of 3D sports events over Europe, this effort is another testament to our ability to play out and deliver 3D content in multiple languages, over multiple satellites integrated within an HD platform.  We look forward to broadcasting our first 24 hour 3D channel in 2011.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About FashionTV
Fashion TV broadcasts in 193 countries to over 350 million households and 7 million public locations across the 5 continents; it is the only 24-hour fashion, beauty & lifestyle television station worldwide. Based in Paris, France since 1997, Fashion TV is streamed through 30 satellites and thousands of cable operators and its content focuses on fashion shows, backstage access, photographers, models and celebrities.

In North America, FashionTV channel is broadcast in Miami Beach via Atlantic broadband Cables (channel number 179) and FTV HD is also available all over the USA in English in the Platinum HD package on DISH Network (channel number 374) and in Spanish via the Dish LATINO Ultimate Pack (channel number 5304) and as Direct-To-Home via IntelSat 805 satellite. In addition, FashionTV’s thematic channels and a Video on Demand service is offered via its f.Club membership for a monthly fee on www.ftv.com and with its cooperation with Google, the new “FashionTV channel on YouTube” has extensive web following (21 million views in Q2 of 2010). FashionTV is also carried worldwide by major mobile phone platforms on different VOD services.

In South America & the Caribbean, Fashion TV Latin feed reaches over 16 million homes via Turner Latin.  For more information visit FashionTV’s web site www.ftv.com

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to develop, implement and commercialize new 3D broadcast technologies; (viii) our ability to report future successes, (ix) our ability to expand our activity in the North American market, and (x) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

Information in this press release concerning Fashion TV was provided by Fashion TV and has not been independently verified by RRsat.